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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(b)(1)




                              Restore Medical, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    76128C100
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                December 31, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]   Rule 13d-1(b)

[_]   Rule 13d-1(c)

[X]   Rule 13d-1(d)

______________________

        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).
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
===================                                            =================
CUSIP NO. 76128C100                                            PAGE 2 OF 7 PAGES
===================                                            =================

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  1.  NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      GE Asset Management Incorporated, as Investment Adviser to certain entities and accounts I.R.S. #06-1238874
----- --------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]
----- --------------------------------------------------------------------------
  3.  SEC USE ONLY


----- --------------------------------------------------------------------------
  4.  CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
--------------------------------------------------------------------------------
                           5.  SOLE VOTING POWER

                               872,069
NUMBER OF                ----- -------------------------------------------------
SHARES                     6.  SHARED VOTING POWER
BENEFICIALLY
OWNED BY                       None
EACH                     ----- -------------------------------------------------
REPORTING                  7.  SOLE DISPOSITIVE POWER
PERSON
WITH                           872,069
                         ----- -------------------------------------------------
                           8.  SHARED DISPOSITIVE POWER

                               None
--------------------------------------------------------------------------------
  9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      872,069
----- --------------------------------------------------------------------------
 10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*      [_]


----- --------------------------------------------------------------------------
 11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      5.54%(2)
----- --------------------------------------------------------------------------
 12.  TYPE OF REPORTING PERSON*

      IA, CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(2) This percentage is based on 15,731,094 shares of Common Stock outstanding as of October 30, 2007, as set forth in the Issuer's Form 10-Q for the quarterly period ended September 30, 2007.

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CUSIP NO. 76128C100                                            PAGE 3 OF 7 PAGES
===================                                            =================

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  1.  NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      General Electric Company
      I.R.S. #14-0689340
----- --------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]
----- --------------------------------------------------------------------------
  3.  SEC USE ONLY


----- --------------------------------------------------------------------------
  4.  CITIZENSHIP OR PLACE OF ORGANIZATION

      State of New York
--------------------------------------------------------------------------------
                           5.  SOLE VOTING POWER

                               None
NUMBER OF                ----- -------------------------------------------------
SHARES                     6.  SHARED VOTING POWER
BENEFICIALLY
OWNED BY                       Disclaimed (see 9 below)
EACH                     ----- -------------------------------------------------
REPORTING                  7.  SOLE DISPOSITIVE POWER
PERSON
WITH                           None
                         ----- -------------------------------------------------
                           8.  SHARED DISPOSITIVE POWER

                               Disclaimed (see 9 below)
--------------------------------------------------------------------------------
  9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Beneficial ownership of all shares disclaimed by General Electric Company
----- --------------------------------------------------------------------------
 10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                    [X] Disclaimed (see 9 above)
----- --------------------------------------------------------------------------
 11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      Not Applicable (see 9 above)
----- --------------------------------------------------------------------------
 12.  TYPE OF REPORTING PERSON*

      CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

INTRODUCTORY NOTE: This Schedule 13G is filed on behalf of General Electric Company, a New York corporation ("GE") and GE Asset Management Incorporated, a Delaware corporation and a wholly owned subsidiary of GE ("GEAM", and together with GE, the "Reporting Persons"). GEAM is a registered investment adviser and acts as an Investment Adviser to certain entities and accounts. GEAM may be deemed to be the beneficial owner of 872,069 shares of Common Stock of Restore Medical, Inc. owned by such other entities and accounts. GEAM and GE expressly disclaim that they are members of a "group." GE disclaims beneficial ownership of all shares.

Item 1(a)   Name of Issuer
--------------------------

            Restore Medical, Inc.


Item 1(b)   Address of Issuer's Principal Executive Office
----------------------------------------------------------

            2800 Patton Road
            St. Paul, Minnesota 55113


Item 2(a)   Name of Person Filing
---------------------------------

            GE Asset Management Incorporated as Investment Adviser to certain entities and accounts

            General Electric Company


Item 2(b)   Address of Principal Business Office or, if none, Residence
-----------------------------------------------------------------------

            The address of the principal offices of GEAM is 3001 Summer Street, Stamford, Connecticut 06905. The address of the principal offices of General Electric Company is 3135 Easton Turnpike, Fairfield, Connecticut 06431.


Item 2(c)   Citizenship
-----------------------

            GE Asset Management Incorporated - Delaware corporation

            General Electric Company - New York corporation


Item 2(d)   Title of Class of Securities
----------------------------------------

            Common Stock


Item 2(e)   CUSIP Number
------------------------

            76128C100


Item 3      If this statement is filed pursuant to ss.ss.240.13d-1(b) or
------------------------------------------------------------------------
            240.13-2(b) or (c), check whether the person filing is a:
            ---------------------------------------------------------

            Item 3 is not applicable.


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
Item 4      Ownership
---------------------
                                                    GEAM              GE
(a)   Amount beneficially owned                  872,069          Disclaimed

(b)   Percent of class                             5.54%          Disclaimed

(c)   No. of shares to which person has
      (i)   sole power to vote or direct
            the vote                             872,069                None
      (ii)  shared power to vote or direct
            the vote                                None          Disclaimed
      (iii) sole power to dispose or to
            direct disposition                   872,069                None
      (iv)  shared power to dispose or to
            direct disposition                      None          Disclaimed



Item 5      Ownership of Five Percent or Less of a Class
--------------------------------------------------------

            Item 5 is not applicable.


Item 6      Ownership of More than Five Percent or Behalf of Another Person
---------------------------------------------------------------------------

            Item 6 is not applicable.


Item 7      Identification and Classification of the Subsidiary Which Acquired
------------------------------------------------------------------------------
            the Security Being Reported on By the Parent Holding Company
            ------------------------------------------------------------

            See disclosure in Introductory Note herein.


Item 8      Identification and Classification of Members of the Group
---------------------------------------------------------------------

            Item 8 is not applicable.


Item 9      Notice of Dissolution of a Group
--------------------------------------------

            Item 9 is not applicable.


Item 10     Certification
-------------------------

            Item 10 is not applicable.


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
                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008


                                  GE ASSET MANAGEMENT INCORPORATED


                                  By: /s/ Michael M. Pastore
                                      ------------------------------------------
                                      Name:  Michael M. Pastore
                                      Title: Senior Vice President - Deputy Gen.
                                             Counsel & Asst. Secretary




                                  GENERAL ELECTRIC COMPANY


                                  By: /s/ James W. Ireland III
                                      ------------------------------------------
                                      Name:  James W. Ireland III
                                      Title: Vice President




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
                                                                      SCHEDULE I

                             JOINT FILING AGREEMENT
                             ----------------------

     This will confirm the agreement by and between all the undersigned that the
Schedule 13G on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of the Common Stock of Restore Medical, Inc. is being filed on behalf of each of the undersigned.

Dated: February 13, 2008


                                  GE ASSET MANAGEMENT INCORPORATED


                                  By: /s/ Michael M. Pastore
                                      ------------------------------------------
                                      Name:  Michael M. Pastore
                                      Title: Senior Vice President - Deputy Gen.
                                             Counsel & Asst. Secretary




                                  GENERAL ELECTRIC COMPANY


                                  By: /s/ James W. Ireland III
                                      ------------------------------------------
                                      Name:  James W. Ireland III
                                      Title: Vice President









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